UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 000-17729

FEC RESOURCES INC.
(Translation of registrant’s name into English)

Suite 2300, Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F ☐   Form 20-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Exhibits

Exhibit 1	Press release as filed October 16, 2020

Exhibit 2	Press release as filed October 16, 2020

Exhibit 3	Press release as filed October 19, 2020

Exhibit 4	Press release as filed October 29, 2020

Exhibit 5	Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine month period ended September 30, 2020 of FEC Resources Inc.

Exhibit 6	Unaudited condensed financial statements of FEC Resources Inc. for the three and nine months ended September 30, 2020

Exhibit 7	Certification of September 30, 2020 quarterly filings – CEO

Exhibit 8	Certification of September 30, 2020 quarterly filings – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FEC Resources Inc.
(Registrant)
Date: December 1, 2020
By: /s/ Daniel Carlos
Daniel Carlos
President and Chief Executive Officer

Exhibit 1

FEC HEADQUARTERS
Vancouver, British Columbia
E-mail: info@FECResources.com
Website: http://www.FECResources.com

FEC RESOURCES REPORTS MEDIA REPORTS ON LIFTING OF BAN ON
OIL AND GAS EXPLORATION IN THE WEST PHILIPPINE SEA

Dateline: Vancouver, British Columbia Ticker: “FECOF”
Date: October 16, 2020

FEC RESOURCES INC. (PINK: FECOF) (“FEC” or the “Company”) wishes to advise the market that it has become aware of media reports in the Philippines, which if correct, will potentially impact the Company’s investment in Forum Energy Limited and its main asset Service Contract 72.

Please refer to the link below which states that “Energy Secretary Alfonso Cusi said a “resume-to-work" notice has already been issued to contractors of Service Contract 59 in West Balabac, Palawan, Service Contract 72 which covers Recto Bank, also known as  Reed Bank, and Service Contract 75 in Northwest Palawan. These are operated by the Philippine National Oil Company - Exploration Corporation, Forum Ltd., and PXP Energy Corp., respectively.”

https://www.cnn.ph/news/2020/10/15/duterte-lifts-moratorium-petroleum-exploration.html

On behalf of the Board of,
FEC Resources Inc. Paul Wallace Director

For more information please e-mail info@FECResources.com or visit the FEC Resources website at www.FECResources.com

 1.
Exhibit 2

FEC HEADQUARTERS
Vancouver, British Columbia
E-mail: info@FECResources.com
Website: http://www.FECResources.com

FEC RESOURCES ANNOUNCES RETIREMENT OF DIRECTOR

Dateline: Vancouver, British Columbia Ticker: “FECOF”
Date: October 16, 2020

FEC RESOURCES INC. (PINK: FECOF) (“FEC” or the “Company”) regrettably announces that Mr. Lyle Brown will be retiring from the board of the Company for health reasons effective October 31, 2020. Mr. Brown currently acts as an independent non- executive director and Chairman of the Company’s Audit Committee.

Paul Wallace, President stated: “We were fortunate indeed to have Lyle join us in 2013.   He offered an independent mindset and came with a reputation of being a professional accountant of high integrity. He has provided the Board with his considered and informed views on the various accounting and valuation issues we have faced in recent years.

We thank him for his service and wish him the very best for the future” On behalf of the Board of,
FEC Resources Inc. Paul Wallace Director

For more information please e-mail info@FECResources.com or visit the FEC Resources website at www.FECResources.com

Exhibit 3

FEC HEADQUARTERS
Vancouver, British Columbia
E-mail: info@FECResources.com
Website: http://www.FECResources.com

FEC RESOURCES SHARES PXP RESPONSE TO PHILIPPINE STOCK EXCHANGE

Dateline: Vancouver, British Columbia Ticker: “FECOF”
Date: October 19, 2020

FEC RESOURCES INC. (PINK: FECOF) (“FEC” or the “Company”) provides the following response that PXP Energy Corporation (“PXP”) provided to the Philippine Stock Exchange in response to the recent stock trading activity.

“We reply to your letter dated 16th October 2020 with Ref. No.: OSD-20-0406, received by PXP Corporation (the “Company” or “PXP”) on the same date, noting an unusual price movement in the trading of PXP shares at 09:30:00 AM today of which the share price of PXP increased from PhP5.15 to PhP7.72 per share.

The Company does not possess any undisclosed information that may have influenced the price of the Company’s shares. The Company is of the opinion that such price movement could have been influenced by the following:

1.
The press release published by the Philippine Department of Energy (“DOE”) at its website https://www.doe.gov.ph/press-releases/pres-duterte-okays-lifting-oil- exploration-moratorium-wps?ckattempt=1 on 15 October 2020 (the “DOE Press Release”) stating that “President Rodrigo Duterte has approved the recommendation of the DOE to lift the suspension of petroleum activities and the resumption of petroleum exploration in the West Philippine Sea (WPS);” and

2.	The reference in the DOE Press Release to “the ongoing negotiations between the Philippines and China, and Forum Ltd. and the China National Offshore Corp. (“CNOOC”).

In relation to item (1) above, PXP just received today the “Resume-to-Work” notice from the DOE in relation to PXP’s operating interest in Service Contract 72 (“SC 72”); while PXP’s subsidiary, Forum Energy Limited (“Forum”), also received today the Resume-to-Work notice from the DOE for its operating interest in SC 75.

In relation to item (2) above, PXP confirms that, as referred to in the DOE Press Release, there are ongoing negotiations between Forum (GSEC 101) Ltd, a subsidiary of Forum, and CNOOC relating to the implementation of the Memorandum of Understanding on Cooperation on Oil and Gas Development between the Government of the Republic of the Philippines and the Government of the People’s Republic of China dated 20 November 2018, but the parties are yet to agree on any disclosable definitive agreement. Hence, to date there are no disclosable information in respect of such ongoing negotiations, including the existence of such ongoing negotiations itself.

We trust that you will find the foregoing response in order. We shall immediately inform the Exchange of any materials developments related to any of the foregoing in due course.

Enclosed is a statement executed under oath by the undersigned as President of the Company.”

The above noted response can be found at https://edge.pse.com.ph/openDiscViewer.do?edge_no=094bb932edaaf0ea0de8473c ebbd6407

On behalf of the Board of,
FEC Resources Inc.
Paul Wallace
Director
For more information please e-mail info@FECResources.com or visit the FEC Resources website at www.FECResources.com

Exhibit 4

FEC HEADQUARTERS
Vancouver, British Columbia
E-mail: info@FECResources.com
Website: http://www.FECResources.com

FEC RESOURCES ANNOUNCES BOARD AND MANAGEMENT CHANGES

Dateline: Vancouver, British Columbia Ticker: “FECOF”
Date: October 29, 2020

FEC RESOURCES INC. (PINK: FECOF) (“FEC” or the “Company”) announces a number of changes to the Company’s Board of Directors and management roles which will be effective October 30, 2020.

Mr. Paul Wallace has resigned as President, Chief Executive Officer and Chief Financial Officer of the Company. Mr. Wallace will continue to serve as a non-executive director of the Company.

Mr. Daniel Stephen Carlos has been appointed to the Board of Directors of the Company filling the vacancy left by the previously announced retirement of Mr. Lyle Brown. Mr. Carlos will also serve as the Company’s President and Chief Executive Officer.

Mr. Carlos is currently the President and a Director of the PXP Energy Corporation, the Company’s majority shareholder. He obtained his Bachelor of Science (B.Sc.) degree in Geology from the University of the Philippines (1984) and holds a Master of Science (M.Sc.) degree in Petroleum Geoscience from the Norwegian University of Science and Technology or NTNU (2002). He also has a Diploma in Petroleum Exploration and Reservoir Evaluation from the University of Trondheim, now NTNU (1988). In February 2007, he joined Forum Energy Philippines Corporation as Vice President for Exploration and was appointed President since July 2013 to present. He was appointed President of PXP Energy Corporation in August 2015. He is also the Resident Agent in the Philippines of Forum (GSEC 101) Ltd, which operates Service Contract (SC) 72 or Recto Bank. He is also the President of Forum Energy Philippines Corporation, a subsidiary with non-operated holdings in SCs 6 and 14, and Forum Exploration, Inc., which operates SC 40 or North Cebu Block.

In addition, Mr. Mark Rilles, has been appointed Chief Financial Officer of the Company. Mr. Rilles is currently the Finance Controller of the PXP Energy Corporation, having joined the Group in 2012. He is the Corporate Secretary of Forum Energy Limited and Pitkin Petroleum Limited and Director and Treasurer of Forum Energy Philippines Corporation and Forum Exploration Inc. He obtained his Bachelor of Science degree in Accountancy from the University of Santo Tomas (2004) and holds a Master of Business Administration (M.B.A.) degree from the Ateneo Graduate School of Business (2014). He is a Certified Public Accountant (passed the CPA Licensure Exams in 2004) and previously worked at SyCip Gorres Velayo & Co. (SGV & Co.) from 2004 to 2008.

On behalf of the Board of,
FEC Resources Inc.
Paul Wallace Director

For more information please e-mail info@FECResources.com or visit the FEC Resources website at www.FECResources.com

Exhibit 5

FEC RESOURCES INC. (the “Company”)
MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
FOR THE PERIOD ENDED SEPTEMBER 30, 2020
(all funds in US dollars unless otherwise stated)
  THE FOLLOWING MANAGEMENT DISCUSSION AND ANALYSIS IS PROVIDED AS OF NOVEMBER 27, 2020 AND SHOULD BE READ IN CONJUNCTION WITH THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS AND NOTES FOR THE PERIOD ENDED SEPTEMBER 30, 2020 AND THE AUDITED FINANCIAL STATEMENTS AND NOTES FOR THE YEAR ENDED DECEMBER 31, 2019.  THOSE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”).
 Forward-Looking Statements
Certain statements in this MD&A, including statements regarding the Company’s current funds on hand being able to secure the Company for the foreseeable future, and the Company’s ability to raise new money by way of loans or the issuance of new shares to meet its working capital needs and future plans and objectives of the Company are forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Material risk factors that could cause actual results to differ materially from the forward-looking information include unforeseen expenses which the Company may incur and which expenses could cause current funds on hand to not be adequate to secure the Company for the foreseeable future, or arrange debt or equity financing if required to meet working capital needs and other risks and uncertainties as disclosed under the heading “Risk Factors” herein.  The Company has assumed that it would not be incurring significant expenses in the short term that would exceed its current funds on hand.  The reader is also cautioned that should Forum Energy Limited (“FEL”) find it necessary to raise capital to fund its current and future business, the Company’s interest in FEL may be diluted because the Company may not have the resources to participate if provided the opportunity to do so.  The reader is also cautioned that assumptions used in the preparation of such information, while considered reasonable by the Company at the time, may prove to be incorrect. The Company has no policy for updating forward-looking information beyond the procedures required under applicable securities laws.
Overall Performance
Forum Energy Limited (“FEL”)
As at September 30, 2020 the Company held 6,117,238 shares (5,550,000 shares at December 31, 2019) representing a 6.80% interest (6.80% at December 31, 2019) of the capital of Forum Energy, a private company, which has participating interests in eleven (11) oil and gas blocks in the Philippines through various subsidiaries.  FEL’s subsidiaries are Forum Energy Philippines Corporation (“FEPC”), Forum (GSEC 101) Limited and Forum Exploration Inc. (FEI, 66.67% owned).  FEL and the Company are both ultimately under the control of PXP Energy Corporation (“PXP”) and are therefore affiliates.

On March 23, 2017, PXP announced that it had increased its shareholdings in FEL from 48.8% to 69.5% through a debt conversion involving the issuance of 39,350,920 new FEL shares at a price of US$0.30 per share.  On the same day, an independent third party purchased 6,666,667 newly issued FEL shares at a price of US$0.30 per share for a total cash payment of US$2,000,000.  The Company did not participate in this financing transaction.  These two transactions resulted in the dilution of the Company’s interest in FEL from 18.42% to 8.03%.  As a result of this dilution, the Company’s investment in FEL ceased to be an equity investment.  As a result of the loss of significant influence, we recognized an unrealized gain of $1,965,000 in the statement of operations and comprehensive income for the revaluation and reclassification of the investment as available for sale during the year.  On December 6, 2017 the Company sold 1,000,000 FEL shares to our parent company, PXP, for US$0.30 per share.  As a result of the sale of the shares, our interest in FEL was reduced to 6.80%.

On April 14, 2020 FEL completed a fund raising of US$2,500,000 which was achieved by FEL issuing new shares at a price of US$0.30 each.

In advance of FEC’s Rights Offering, PXP paid FEC’s share of FEL’s financing thus allowing FEC to maintain its 6.8% interest in FEL at a cost of approximately $170,111.  On July 31, 2020, FEC settled this amount by converting it into equity on the closing of its rights offering.

The following information related to PXP or FEL has been provided to us by PXP or FEL, as we do not have direct knowledge of such information.

PXP holds a 79.13% controlling interest in FEL, with 72.33% held directly and 6.80% held indirectly through its 78.39% shareholding of the Company.  FEL is a company incorporated under the laws of England and Wales with focus on the Philippines and has: (a) a 70% operating interest in SC 72 Recto Bank, which covers the Sampaguita natural gas discovery in offshore West Palawan, held through Forum (GSEC 101) Limited; (b) minority interests in the SC 6 and SC 14 sub-blocks in offshore Northwest Palawan, including a 2.28% interest in the producing Galoc Field, held through FEPC; and (c) a 100% operating interest in SC 40 North Cebu held through FEPC’s 66.67%-held subsidiary FEI.

A summary of FEL’s interests are as follows:

SC Block	% interest	Currently Producing
SC 72 Recto Bank	70%	No
SC 40 North Cebu	66.67%	No
SC 14C-1 Galoc	2.28%	Yes
SC 6A Octon	5.56%	No
SC 6B Bonita	2.45%	No
SC 14A Nido	8.47%	No*
SC 14B Matinloc	12.41%	No*
SC 14B-1 N. Matinloc	19.46%	No
SC 14C-2 W. Linapacan	9.10%	No
SC 14D Retention Area	8.17%	No
SC 14 Tara	10%	No
*Ceased production on April 1, 2019.

Following is a brief description of the properties of FEL together with production details where appropriate.

SC 72 Recto Bank

FEL’s principal asset is a 70% participating interest in SC 72 (previously Geophysical Survey and Exploration Contract No. 101 (“GSEC 101”)), a petroleum license located in the Recto Bank, offshore west of Palawan Island, the Philippines. The remaining 30% of SC 72 is owned by Monte Oro Resources & Energy Inc., a company incorporated in the Philippines, who is involved in a joint venture with FEL with respect to SC 72.

On February 15, 2010, the GSEC 101 licence was converted to Service Contract 72 and FEL immediately conducted geological and geophysical works to further evaluate the block and to fulfill its commitment to the government. SC 72 covers 8,800 square kilometers, which is 85% of the area covered by GSEC 101.

Exploration in the area began in 1970, and in 1976, gas was discovered in the Sampaguita structure following the drilling of a well. To date, a total of three wells have been drilled at the southwest end of the structure. Two of the wells tested gas at rates warranting further exploration.

In early 2011, FEL acquired 2,202 line-km of 2D seismic, gravity, and magnetic data over SC 72 to further define leads. Also, 565 square kilometers of 3D seismic data were acquired over the Sampaguita Field (the “Sampaguita 3D”).

The 2D seismic data were reprocessed in 2013 and were subsequently interpreted, aided by gravity-magnetics data that were interpreted by Fugro (in 2012) and Cosine Ltd. (in 2015). In 2015, Arex Energy produced a report on the North Bank area, located northwest of the Sampaguita Field, and estimated the prospective resources to be significant enough to continue with exploration of the concession.

Also in October 2018, FEL started the Broadband and Pre-Stack Depth Migration (“PSDM”) reprocessing of the Sampaguita 3D seismic data with DownUnder GeoSolutions (“DUG”), a company based in Perth, Australia, as contractor. The reprocessing work was completed in June 2019 and costs around US$490,000, including quality control supervision.

In October 2019, the Philippines’ Department of Foreign Affairs (“DFA”) announced that the Philippines and China had officially convened an Intergovernmental Steering Committee that will supervise projects under the two countries’ joint oil and gas exploration in the West Philippine Sea. The DFA further announced that the Steering Committee held its first meeting in Beijing on October 28, 2019. Under the Memorandum of Understanding (“MOU”), the Steering Committee will create one or more inter-Entrepreneurial Working Groups that will agree on entrepreneurial, technical, and commercial aspects of cooperation on certain areas in the West Philippine Sea. China has appointed China National Offshore Oil Corporation (“CNOOC”) as representative to the Working Group(s). FEL will be the representative to the Working Group that will be created for SC 72.  The Steering Committee also agreed to hold the second meeting in the Philippines in early 2020, however, it was being deferred due to the COVID-19 pandemic.

On October 16, 2020, FEL received notice from the Philippine Department of Energy (“DOE”) that the force majeure (“FM”) imposed on SC 72 on December 15, 2014 was lifted with immediate effect and that FEL was to resume exploration activities on SC 72.  FEL now has 20 months from the date of lifting of the FM to drill two (2) commitment wells.  The total cost of drilling these wells depends on a number of factors, the Company’s management estimates the total work to be between US$70 million and US$100 million. It is important to note that, to date, there has been no announcement of any agreement between FEL and CNOOC in relation to SC 72.

SC 40 North Cebu

A 100% operating interest in SC 40 is held by FEPC’s 66.67% owned subsidiary FEI.

SC 40 is located in the Visayan Basin in the central part of the Philippine Archipelago and covers an area of 340,000 hectares in the northern part of Cebu Island and adjacent offshore areas.  It contains the Libertad Gas Field and several other prospects.

A land gravity survey was conducted in the municipalities of Daanbantayan and Medellin from April 2 to 27, 2018. A total of 94 gravity stations were acquired at a spacing of 200m to 500m.  The processing and interpretation of the gravity data will be carried out in two (2) stages. The first stage is a 3D inverse grid depth modelling which was undertaken by contractor Cosine Ltd. (“Cosine”). This was completed in early 2019. The second stage is a detailed stratigraphic 3D multi-sectional model done in-house by the FEL technical team under Cosine’s quality control supervision.  During this stage, a number of possible carbonate bodies were identified in certain areas of the block.  Delineation of this features required additional data, thus a gravity survey was conducted in the first quarter of 2020.

FEL  has started planning for an onshore well, Dalingding-2, to be drilled in 2021.  The Company has engaged the services of an operations geologist to prepare the geological program and prospect montage.  The Dalingding Prospect is a reefal structure defined by seismic with Barili Limestone as the primary target.  A well, Dalingding-1, was drilled by Cophil Exploration in 1996 and was plugged and abandoned as a dry hole with minor gas shows after reaching a total depth of 1,508 ft.  Following FEL’s recent re-evaluation of the prospect, it was concluded that Dalingding-1 did not reach the Barili target, which is estimated at 1,740 ft, or 232 ft below the well’s total depth.  The current plan is to drill a well down to at least 4,000 ft to penetrate the Barili and secondary targets underneath.

In addition to the drilling of Dalingding-2, Forum plans to move the rig to Brgy. Maya, Daanbantayan, Cebu for the permanent plugging and abandonment (“P&A”) of Forum-1X and Forum-2X wells, which were drilled in 2003.

On November 21, 2019, FEL submitted the WP&B for 2020, which includes the continuation of the Gravity Interpretation – Stage 2, Radioactive Waste Management, and the conduct of a Land Gravity Survey.  This was approved by the DOE on December 2, 2019. The radioactive wastes were safely transported from Daanbantayan, Cebu and turned over to the Philippine Nuclear Institute in February 2020.

The current Land Gravity Survey is for the acquisition of gravity data along profiles in parts of the Municipality of Daanbantayan and Bogo City that aims to further delineate the carbonate bodies detected in the said areas by the initial 3D gravity modelling exercise in 2019. The survey began on February 18, 2020 and was completed on March 14, 2020.  A total of 84 stations, 300m to 500m apart were acquired during the survey. FEL has completed the correction of meter readings, coordinates, and elevations of gravity stations acquired during the survey. All corrected gravity data were forwarded to a geophysical contractor for data reduction, processing, and interpretation. The results of the gravity survey will be used to update the current depth model for northern Cebu.

SC 14 C-1 Galoc

Block C-1 Galoc has an area of 164 square kilometers and contains the producing Galoc Oil Field.

Gross production for 2019 averaged 2,045 BOPD [2018 – 3,198 BOPD].  FEPC’s share is approximately 46 BOPD [2018 – 73 BOPD].  This represents a decline of 36.05% associated with the Galoc-4 not in production since January 2019 due to safety valve issue, as well as the cyclic production being implemented in the Galoc-3 well. For the first 9 months of 2019, the average gross production was 2,039 BOPD [2018 – 3,240 BOPD] wherein FEPC’s share is approximately 46 BOPD [2018 – 74 BOPD].

On July 12, 2018, Tamarind Galoc Pte Ltd, a subsidiary of Singapore-based Tamarind Resources Pte Ltd (Tamarind), acquired Nido Petroleum’s subsidiaries Galoc Production Company WLL (“GPC”) and Nido Production (Galoc) Pte Ltd, giving Tamarind 55.88% equity and operatorship of the Galoc Field.

Production forecasted for 2019 is approximately 970,000 barrels of oil.  Three (3) liftings were scheduled for 2019. The first lifting was completed on January 5, 2019 with a volume of 380,512 bbls.  The second lifting was completed on June 1, 2019 with a volume of 305,697 bbls. The third and final lifting was made in November 3, 2019 with targeted volume of 307,552 bbls.

On May 7, 2020, GPC informed the DOE of the cessation of operation for Galoc Field starting September 24, 2020. This comes after GPC’s receipt of a Notice of Termination from Rubicon Offshore International (ROI), the owner of the floating production storage and offloading (FPSO) vessel, Rubicon Intrepid. GPC has also requested approval of the initial drawdown from the fund set-up under the DOE-approved Galoc Abandonment Plan for the implementation of the field suspension plan.

Moving forward, GPC, has relayed its full commitment to the long term future of the Galoc asset and will regularly evaluate its operations to retain flexibility to extend its production.  In September 2020, the Galoc Joint Venture negotiated with ROI for the sale of the Rubicon Intrepid that will allow Galoc Field to continue to be in production beyond the original cessation schedule of September 24, 2020. Tamarind, which owns GPC, formed a new subsidiary, Philippines Upstream Infrastructure (PUI), to acquire the FPSO from ROI.  GPC and ROI then entered into a Transition O&M contract to allow the current ROI crew to continue managing FPSO operations during a transition period that will last for about six (6) months.  Finally, GPC entered into an O&M contract with Three60 Energy, an energy services provider, that will take over FPSO operations after the transition period. The contract will be for 24 months.

SC 6A Octon

SC 6A Octon covers an area of 1,080 square kilometers and contains the Octon Field.

In 2018, Philodrill completed the seismic interpretation/mapping work on the northern sector of the block using the PSDM volume. The evaluation focused on the Malajon, Salvacion, and Saddle Rock prospects.  The Malajon and Saddle Rock closures were previously tested by wells which encountered good oil shows in the Galoc Clastic Unit (GCU) interval.  However, no tests were conducted in this interval due to operational constraints.

The 2019 work program included the completion of seismic attribute analysis of the North Block of SC 6A to characterize the target reservoirs and determine their distribution in terms of porosity, thickness, and lithology. Philodrill will then conduct resource analysis, including computation of reserves, and preliminary well design and cost to mature a drilling location in the area.

For 2020, the DOE approved a work program which consists of the following:

-	G&G studies in support of establishing a final well location and well design to test the hydrocarbon potential of the Malajon-Salvacion-Saddle Rock anticlinorium.
-	Continue to do G&G work to identify additional resources at the Octon South structure and other opportunities immediately around the Octon Field to support its development.

In June 2020, LMKR, a private petroleum technology company based in Dubai, completed a pilot study on the Malajon area using 3D seismic and well data. The study shows the Malajon structure having a good potential and thus requires further detailed analysis. LMKR is also able to identify four (4) sand packages within the GCU after generating several elastic properties (P-impedance, Vp/Vs, etc.).

A QI/Resevoir Characterization study was approved by the JV aimed at generating pay probability maps and identifying prospective zones that could be targets for any future well. It will also include detailed attribute analysis as several channelized sands within the GCU have been identified during the pilot study.  An amended WP&B for 2020 to cover this additional study was approved by the DOE in July 2020.

SC 6B Bonita

SC 6B Bonita covers an area of 567 square kilometers and contains the Bonita discovery.

An in-house evaluation completed by Operator Philodrill in early 2016 shows the East Cadlao Prospect has marginal resources which cannot be developed on a “stand-alone” basis. However, it remains prospective being near the Cadlao Field, which lies in another contract area.  In view of this, the JV has requested for the reconfiguration of SC 6B to append the Cadlao Field for possible joint development in the future.  On March 14, 2018, the DOE approved the annexation of Cadlao Block to SC 6B.

On 28 June 2018, Philodrill received DOE’s approval for the assignment of Trans-Asia’s relinquished participating interest in SC 6B to the remaining JV partners. As a result, FEL’s interest in SC 6B has increased to 8.182%.

On October 17, 2019, the FIA, Deed of Assignment and transfer of operatorship from Philodrill to Manta Oil Company Ltd. (Manta) were approved conditionally by the DOE, requiring Manta to submit additional financial documents.  Under the FIA, Manta will carry the JV up to First Oil to earn 70% interest. FEL’s interest will be reduced to 2.4546% from 8.182% upon completion of the farm-in.

Manta is currently conducting a remapping of the Cadlao Field based on 2016 Pre-Stack Time Migration (PSTM) reprocessing of the 3D seismic data. It is also planning to conduct PSDM reprocessing of 88 sq. km of 3D seismic data over Cadlao Field to improve the mapping of the Cadlao structure and firm-up well locations for the field’s redevelopment. Future activities will include an evaluation of the East Cadlao Prospect as a potential drillable prospect, and the preparation of a Competent Person’s Report certifying reserves and resources estimates.

Cadlao has an estimated Recoverable Reserves (P50) of 6.32 MMBO while East Cadlao has an estimated In-Place Prospective Resources of 3.59 MMBO (Best Case).

SC 14A [Nido], SC 14B [Matinloc] & SC 14B-1 [N. Matinloc]

Production from the Nido and Matinloc Fields was terminated permanently on March 13, 2019, after producing 22,173 barrels of oil from January to March 2019. The Nido Field accounted for 93.06% of the total while Matinloc Field contributed the remaining 6.94%.  Shell Philippines was the sole buyer for the crude during the period.

Nido started oil production in 1979 while Matinloc was put in place in 1982. The final inception-to-date production figures for the two fields are: 18,917,434 bbls for Nido and 12,582,585 bbls for Matinloc.  The North Matinloc Field, which was in production from 1988 to 2017 produced a total of 649,765 bbls of oil.  The total production for the three (3) fields is 32,149,784 barrels.

Seven (7) production wells in Nido (3 out of 5), Matinloc (3), and North Matinloc (1) were successfully P&A from April to May 2019. The two remaining Nido wells, A1 and A2, were only partially abandoned due to difficulties encountered during operations.  Philodrill is preparing to implement the P&A program on the two wells in September 2020. This was originally scheduled in April 2020 but was suspended due to the community quarantine imposed on Luzon Island due to COVID-19.

Following the suspension of field operations and the P&A of the wells in March 2019, Philodrill conducted the stripping and disposal of equipment and materials aboard the production platforms from June to October 2019.  In December 2019, all production platforms were turned over to the DOE which, in turn, will hand them over to the Armed Forces of the Philippines for defense use.  On June 26, 2020, a Deed of Donation and Acceptance was signed by DOE with the Department of National Defense to formalize the transfer of ownership of the Nido and Matinloc platforms to the Armed Forces of the Philippines which will now use the platforms for defense purposes.

The P&A of the remaining Nido production wells, A-1 and A-2 wells was completed on October 5, 2020.  This was originally scheduled in April 2020 but had to be deferred due to COVID 19-related health and travel restrictions.

SC 14C-2 West Linapacan

Block C-2 has an area of 176.5 sq. km and contains the West Linapacan “A” and “B” structures.

In 2018, the JV headed by Philodrill completed mapping and interpretation work on the 3D seismic data that was reprocessed in 2014. The study focused on the West Linapacan “B” structure, which was drilled in 1991.  The JV is studying options to develop the field.

In 2019, Desert Rose Petroleum Limited (DRPL) expressed interest to re-develop the West Linapacan “A” Field through a farm-in process and through the purchase of participating interests from companies that are willing to divest.  For the divesting members, DRPL offered a nominal transaction price of US$100.00, but upon production will pay these companies :

-	US$2.5 million based on West Linapacan “A” attaining 1 million barrels of production and DRPL’s recovery of drilling and development costs, and
-	US$2.5 million based on West Linapacan “B” attaining 1 million barrels of production and the recovery of drilling and development costs.

For the farming-out companies, DRPL will shoulder the cost of redevelopment of West Linapacan “A” Field up to First Oil.  In return, the companies will further assign 75% of their remaining interest to the farminee, leaving them with a combined interest of 5%.

The Deed of Assignment (DOA) for the Sale and Purchase Agreement (SPA) has been sent out for signing by the JV partners. Once completed, this will be transmitted to DRPL. In the meantime, Philodrill continues to prepare and compile the necessary documents that will be required for the submission to the DOE of the DOA, Farmout Agreement (FOA) and SPA.  Forum is not a party to the FOA as it opted to sell all its interest to Desert Rose.

Finally, the SC 14C2 and SC 74 consortia conducted a joint Rock Physics and QI studies over the West Linapacan and Linapacan areas using existing 3D seismic and well data.  The initial phase of the study were carried out and completed by Ikon in October 2019. The SC 14C2 JV decided not to proceed with the second phase of the QI Study in view of the impending entry of DRPL to the SC 14C2 block.

FEL Objectives and Strategy

The core objective of FEL is to maximize the potential of its investments and its current licences to generate income, whilst at the same time continuing to reduce administrative expenses.

FEL plans to achieve this by:

●	Development of SC 72
●	Continued review of exploration blocks to identify potential drilling targets
●	Continued review of administrative expenses

For further details regarding Forum Energy, see its 2019 financial statement package at https://find-and-update.company-information.service.gov.uk/company/05411224/filing-history

Please note that FEL is not required to file its financial statement package with Companies House in the UK until September 30 following the end of its fiscal year which is December 31. Accordingly, the FEL financial statement package for 2020 is not expected to be available until Q3 of 2021.

Risk factors specific to FEL

The Company is exposed to certain risk factors which are specific to its investment in Forum Energy.  These include the following:

●
On October 16, 2020, FEL received notice from the DOE that the FM imposed on SC 72 on December 15, 2014 was lifted with immediate effect and that FEL was to resume exploration activities on SC 72.  Under the current work program commitments FEL now has 20 months from the date of lifting of the FM to drill two commitment wells.  The total cost of drilling these wells depends on a number of factors, the Company’s management estimates the total work to be between US$70 million and US$100 million. It is important to note that, to date, there has been no announcement of any agreement between FEL and CNOOC in relation to the implementation of the MOU involving SC 72. The risk therefore exists that should FEL not be able to meet its commitments to the DOE it may have to surrender its rights to SC 72 or pay a penalty equivalent to the minimum financial commitment of the current sub-phase.

●
FEL’s cash inflows were dependent on the Galoc Field production, which continued to operate beyond the original cessation date of September 24, 2020 following an agreement the operator GPC signed with ROI, the owner of the FPSO Rubicon Intrepid.  The viability of continued production depends heavily on the price of oil, which continues to suffer due to a slowdown in economic activities worldwide brought about by the COVID-19 pandemic.

●
FEL’s operations do not generate sufficient cash to fund new exploration work in Galoc and its other blocks; therefore, in the event FEL issued new capital to fund these costs, the Company’s interest in Forum Energy will be diluted.

●	FEL is a closely held private company and there is a limited population of potential buyers for FEC’s relatively small interest in FEL.

●	FEL’s interest in its main asset SC 72 could be diluted depending on the agreement reached, if any, with potential farmin partners in the future.

●	Further exploration work has to be completed on SC 72 and SC 40 to confirm the value of the resources within these properties.

●
In March 2017, FEL, through a subsidiary, entered into an unsecured loan agreement with PXP that provides for a loan facility of up to US$6 million. The loan facility had an initial  term of three years and bears interest at LIBOR + 3.5% per annum but was extended to April 16, 2020.  On April 14, 2020 FEL completed a fund raising of US$2,500,000 which was achieved by FEL issuing new shares at a price of US$0.30 each.  This resulted in all accrued interest being paid in full and the amount of the loan principal outstanding being reduced to US$5,091,204.  The term of this loan was extended to December 31, 2020 with interest at LiBOR+3.5% payable quarterly. On August 7, 2020, FEC purchased $346,202 (6.8%) of the loan principal plus accrued interest of $939.  There is no certainty that this loan facility will be renewed, in which case FEL may issue new shares to settle the amounts outstanding. Terms of the loan agreement do not include any right for PXP or FEC to convert any unpaid amount into new shares of Forum Energy.

Selected Annual Financial Information Of The Company

Selected Financial Data
	Year Ended 12/31/19	Year Ended 12/31/18	Year Ended 12/31/17
Revenue	$-	$-	$-
Net (loss) income	$(211,683)	$(217,665)	$1,803,036
Basic and Diluted Income (Loss) per share	$(0.00)/(0.0))	$(0.00)/(0.0))	$(0.00)/(0.0))
Dividends per share	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (’000)	409,143,765	409,143,765	409,143,765
Working Capital Deficit	$(69,208)	$181,769	$399,308
Long-Term Debt	$-	$-	$-
Shareholders’ Equity	$1,635,378	$1,847,061	$2,064,726
Total Assets	$1,757,494	$1,902,883	$2,098,671
Results of Operations
The accounts show a loss for the period ended September 30, 2020 of $142,174, or $0.00 per share, versus a loss of $157,015 for the same period in 2019.
The difference was because of lower overall general and administration expenses.
General and Administration expense were $144,570 for the period ended September 30, 2020 versus  $158,894 for the same period in 2019.  Overall expenses were lower than those experienced in the previous year.  Lower professional fees offset by an increase in consulting fees mainly accounted for the difference.  Professional fees were  $9,540 for the period ended September 30, 2020 versus $39,898 for the same period in the previous year due to costs resulting from a shareholder complaint. Listing and filing fees were $17,010 for the period ended September 30, 2020 versus  $15,234 for the same period in the previous year.  The difference was not significant. For the period ended September 30, 2020, foreign exchange loss was  $2,642 versus a loss of  $3,155 for the same period in the previous year.

Balance Sheet
The Company’s current assets were  $268,366 at September 30, 2020 versus  $52,908 for the year ended December 31, 2019. The difference is mainly a result of the higher cash balance, higher receivables balance and higher prepaid balance on September 30, 2020. The Company’s assets reflect the investment in FEL on a fair value basis. The fair value of the investment in FEL is stated at  $1,835,111 or $0.30 per share.
The investment in FEL represents an investment in a private company for which there is no active market and for which there are no publicly available quoted market prices. The Company has classified its investment in FEL as Level 3 in the fair value hierarchy.

For purposes of determining fair value of the investment in FEL, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in FEL, management considered the fair value of  $1,835,111 to be indicative of the fair value of the investment in FEL as there have been no changes in the circumstances that would change management’s assessment of fair value.

The determination of fair value was based upon the most recent third party financing that took place while SC 72 was under FM.

There were no transfers between level 3 and the other levels in the hierarchy during 2020 or 2019.

PROPERTY, PLANT AND EQUIPMENT

Computer Equipment	September 30, 2020
Cost
Opening Cost	$15,543
Additions	-
Ending Cost	15,543

Accumulated Depreciation
Opening Accumulated Depreciation	$(15,338)
Charge for nine month period	(87)
Ending Accumulated Depreciation	(15,425)

Carrying Value	$118
Summary of Quarterly Results
Selected Financial Data
(in ‘000, except EPS)
	3rd Qtr 20	2nd Qtr 20	1st Qtr 20	4th Qtr 19	3rd Qtr 19	2nd Qtr 19	1st Qtr 19	4th Qtr 18
(Loss)	(52)	(53)	(37)	(55)	(47)	(50)	(60)	(75)
Basic and Diluted Loss per share	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Liquidity

The Company’s working capital at September 30, 2020 was $202,477 versus a deficit of  $(69,208) at December 31, 2019 and shareholders’ equity was  $2,383,877 at September 30, 2020 (December 31, 2019: $1,635,378).  The change was due to the completion of the Company’s previously mentioned Rights Offering.

Management considers that the current economic environment is difficult and the outlook for oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. Previously, to the extent necessary, the Company  disposed of quantities of its shareholdings in FEL to PXP under terms that are consistent with the best interests of all shareholders, in order to finance its operations. More recently the Company has issued new shares under a rights offering scheme to raise new capital to fund its operations.
Management currently believes that it is in the best interest of all shareholders that management explores the issuance of new shares or debt to fund its future operations.
The Company is not required to directly contribute capital to any of the projects in which it has an indirect or direct interest.

Cash used in operating activities for the period ended September 30, 2020 was $210,533 versus $167,745 for the same period in 2019 mainly as a result of the differences described above.

Cash provided by financing activities was $759,943 for the period ended September 30, 2020 versus $Nil for the same period in the previous year.  The increase was due to the completion of the Company’s Rights Offering.

Third Quarter

During the third quarter, there were no significant events.  The Company experienced only basic operating costs. The Company does not experience seasonal fluctuations in its business and there were no dispositions of any business segments.

Capital Resources
Since the Company has no revenue, the Company will need to continue to raise funds through either debt, equity or the sale of assets in order to continue its operations or participate in other projects.  The Company currently has no plans to sell any more of its FEL shares and will be reliant on debt or equity issuances for future funding requirements.
Since the delisting of FEL from the London Stock Exchange, there is no liquidity via a public market for the FEL shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEL, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEL shares.  Management has looked at all options including raising funds to operate and participate in future FEL financings by way of debt or equity financings.  Given the current share price of the Company, and given that any external financings may have been extremely dilutive, the Company completed a rights offering to raise funds to sustain operations.   The Company closed the rights offering on July 31, 2020 and raised approximately $846,750.

On January 22, 2020, the Company received $150,000 from its parent company, PXP, as a working capital loan. The loan was non-interest bearing, unsecured and due on demand.  The loan was repaid on August 7, 2020.
On April 14, 2020 FEL completed a fund raising of $2,500,000 which was achieved by FEL issuing new shares at a price of US$0.30 each.

In advance of FEC’s Rights Offering, PXP paid FEC’s share of FEL’s financing thus allowing FEC to maintain its 6.8% interest in FEL at a cost of approximately $170,111.  On July 31, 2020 the Company converted into equity this rights offering advance from PXP.

On August 7, 2020 the Company increased its investment in FEL by purchasing 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan is unsecured, due on December 31, 2021 and bears interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis. For the period ended September 30, 2020 accrued interest was $2,275.

Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements in existence as of this date.

Transactions with Related Parties
During the period ended September 30, 2020, general and administrative expenses included key management personnel compensation totaling $51,000 (2019: $36,000).
On January 22, 2020, the Company received $150,000 from its parent company, PXP, as a working capital loan. The loan is non-interest bearing, unsecured and due on demand.

On April 14, 2020, PXP advanced approximately $170,111 directly to FEL on the Company’s behalf allowing the Company to participate in a fund raising by FEL so that the Company could maintain its 6.8% interest. The advance was considered an advance against the Company’s stock rights offering.  Subsequent to the end of the quarter the advance was settled by the issuance of new common shares from treasury at the same price as the rights offering price.

On August 7, 2020 the Company increased its investment in FEL by purchasing 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan is unsecured, due on December 31, 2021 and bears interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis. For the period ended September 30, 2020 accrued interest was $2,275.

During the nine-month period ended September 30, 2020, the Company paid $5,016 for PXP filing fees related to the Right Offering.

Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income/loss in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The determination of the fair value of the Company’s investment in FEL is a significant accounting estimate.

Standards, Amendments and Interpretations Not Yet Effective

The Company has prepared its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of September 30, 2020.

New IFRS standards and interpretations or changes to existing standards with future effective dates are either not applicable or not expected to have a significant impact on the financial statements of the Company.

Financial Instruments and Risk Management

The Company is exposed through its operations to the following financial risks:
-	Market Risk
-	Credit Risk
-	Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout this management discussion and analyis.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, polices and processes for managing those risks or the methods used to measure them from previous years unless otherwise stated in the note below.

General Objectives, Policies and Procedures

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors receive quarterly reports from the Company’s Chief Financial Officer through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)	Market Risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of foreign currency risk, interest rate risk and equity and commodity price risk.

Foreign currency exchange risk
The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars. As at September 30, 2020, the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at September 30, 2020, the Company held financial liabilities of $30,646 that are denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

b)	Credit risk
The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositors insurance available in each respective account.  Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal. The maximum exposure of credit risk is the Company’s cash deposit  $245,756 (December 31, 2019:  $42,548) and receivables of  $12,275 (December 31, 2019:  $3,072).

c)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of FEL should it be necessary to raise funds.

At this time, the Company has no new business plans and if it continues to act as a holding company of FEL shares, there is a risk it will receive no return from that investment unless alternate sources of funding are found.

The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At September 30, 2020, the Company’s accounts payable and accrued liabilities were  $65,889, all of which fall due for payment within twelve months of the date of the statement of financial position.  On September 30, 2020, the Company was owed  $346,202 principal plus interest of $939 paid to PXP on purchase of a loan to FEL.  In addition, the Compamy was owed accrued interest totalling $2,275 for the period from purchase of the loan to September 30, 2020.

The carrying values of accounts payable and accrued liabilities and short term loans approximate their fair values due to the relatively short periods to maturity of the instruments.

d)	Dilution risk
As discussed elsewhere in this MD&A, there is a risk of continued dilution of the Company’s interest in FEL should it either need to sell shares of FEL to raise operating funds, or not participate in any future share issuance financings undertaken by FEL.  Currently there are no plans to sell any of the Company’s FEL shares to fund operations.  There is a risk that shareholders may be diluted should the Company need to raise additional operating funds through debt or equity financings.

On April 14, 2020, FEL completed a fund raising of US$2,500,000 which was achieved by FEL issuing new shares at a price of US$0.30 each.

PXP paid FEC’s share of FEL’s financing thus allowing FEC to maintain its 6.8% interest in FEL at a cost of approximately $170,111.  This amount was converted into equity of the Company on July 31, 2020 in conjunction with the closing of FEC’s Rights Offering.

On August 7, 2020 the Company increased its investment in FEL by purchasing 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan is unsecured, due on December 31, 2021 and bears interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis. For the period ended September 30, 2020 accrued interest was $2,275.

Other Risk Factors

As a holding company with an interest in FEL, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations. In addition, there are risks associated with FEL’s stage of operations and the foreign jurisdiction in which it or FEL may operate or invest. The Company has identified certain risks pertinent to its investment including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk.
Since the delisting of FEL from the London Stock Exchange, there is no liquidity via a public market for the FEL shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEL, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEL shares.  Management has looked at all options including raising funds to operate and participate in future FEL financings by way of debt or equity financings.  Given the current share price of the Company, and given that any external financings may have been extremely dilutive, the Company completed a Rights Offering to raise funds to sustain operations.  The Company closed the rights offering on July 31, 2020 and raised approximately  $846,750.  In addition, on July 31, 2020, the Company converted into equity a rights offering advance from PXP in the amount of approximately $170,111.

Capital Management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders.

The capital of the Company consists of the items included in shareholders’ equity and cash net of debt obligations.  On September 30, 2020,  the Company was owed a total of $349,416 for a loan to FEL including accrued interest. The Company’s Board of Directors approves management’s annual capital expenditures plans and reviews and approves any material debt borrowing plans proposed by the Company’s management.

As at September 30, 2020, the Company had no externally imposed capital requirements nor were there any changes in the Company’s approach to capital management during the year.

General and administration

 The following table shows the detailed breakdown of the components of general and administration expenditures.
General and administrative expenses include	Sept. 30, 2020	Sept. 30, 2019
Professional fees	$9,540	$39,898
Bank charges	2,929	2,900
Listing and filing fees	17,010	15,234
Office and miscellaneous	15,936	16,276
Consulting	96,395	81,365
Amortization	118	66
Foreign exchange	2,642	3,155
	$144,570	$158,894

General and administrative expenses include	Three Months Ended Sept. 30, 2020	Three Months Ended Sept. 30, 2019
Professional fees	$5,493	$7,158
Bank charges	996	947
Listing and filing fees	6,709	5,968
Office and miscellaneous	5,620	5,204
Consulting	34,647	27,365
Amortization	87	22
Foreign exchange	1,143	499
	$54,695	$47,163

Other MD&A Requirements

Disclosure of Outstanding Share Data
As At September 30, 2020
(a)	Authorized and issued share capital:
Class	Par Value	Authorized	Number Issued and Outstanding as at September 30, 2020	Number Issued and Outstanding as at December 31, 2019
Common Shares	NPV	Unlimited	861,082,371	409,143,765
Preferred Shares (convertible redeemable voting)	NPV	Unlimited	None	None
(b)	Summary of Options and Warrants outstanding as at September 30, 2020.
There were no options outstanding as at September 30, 2020.  There were no warrants outstanding as at September 30, 2020.
Additional information on the Company is available at www.sedar.com.
Outlook
On October 16, 2020 FEL received a letter from the DOE lifting the FM on SC 72 and directed FEL to resume exploration activities on SC 72.  It is anticipated that FEL will now submit a revised work program to the DOE.  As at the date of this report there has been no announcement of any agreement between FEL and CNOOC, making it difficult to forecast the capital requirement of FEL to enable it to meet its requirements.
FEL anticipates lower revenues from the Galoc Field due to the Galoc-4 shut-in, normal decline in production of other wells as Galoc reaches its end of life, and depressed oil price due to economic slowdown brought about by the COVID-19 pandemic.
The Company has limited cash resources and required additional capital to allow it to continue to trade, maintain its 6.8% interest in FEL, or invest in any new projects.
Looking Forward
This discussion contains "forward looking statements" as per Section 21E of the US Securities and Exchange Act of 1934, as amended.  Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Management is currently reviewing many options and there is no assurance that they will not make decisions other than those now contemplated.  The Company is subject to political risks and operational risks identified in documents filed with the Securities and Exchange Commission, including changing and depressed oil prices, unsuccessful drilling results, change of government and political unrest in its main area of operations.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed financial statements for FEC Resources Inc. have been prepared by management in accordance with International Financial Reporting Standards.  These financial statements, which are the responsibility of management are unaudited and have not been reviewed by the Company’s auditors.  The Company’s Audit Committee and Board of Directors has reviewed and approved these interim financial statements.

The Company’s independent auditor has not performed a review of these interim condensed financial statements in accordance with the disclosure requirements of National Instrument 51-102 released by the Canadian Securities Administrators.

1

FEC RESOURCES INC.
CONDENSED STATEMENT OF FINANCIAL POSITION
Expressed in United States Dollars
UNAUDITED

	September 30, 2020	December 31, 2019

ASSETS

Current assets
Cash	$245,756	$42,548
GST Receivable	4,045	3,072
Receivables (Note 5(v))	8,230	-
Prepaid expenses	10,335	7,288
	$268,366	52,908
Non-current assets
Deferred transaction costs (Note 7 (i))	-	39,381
Equipment	87	205
Investment in Forum Energy Limited (Note 5)	1,835,111	1,665,000
Due from Forum Energy Limited	346,202	-
	$2,449,766	$1,757,494

LIABILITIES
Current liabilities
Trade and accrued payables	$65,889	$122,116
	65,889	122,116

Shareholders’ Equity
Share capital (Note 7)	17,623,070	16,732,397
Contributed surplus (Note 7)	3,058,063	3,058,063
Deficit	(18,297,256)	(18,155,082)
	2,383,877	1,635,378
	$2,449,766	$1,757,494

The accompanying notes to the interim condensed consolidated financial statements are an integral part of these statements.

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

/s/Daniel Carlos	/s/Paul Wallace
Daniel Carlos, Director	Paul Wallace, Director

2

FEC RESOURCES INC.
CONDENSED STATEMENTS OF LOSS
Expressed in United States Dollars
UNAUDITED

	Three Month Period Ended		Nine Month Period Ended
	Sept. 30, 2020	Sept. 30, 2019	Sept. 30, 2020	Sept. 30, 2019
General and administration expenses
General and administration (Note 9)	$54,695	$47,163	$144,570	$158,894
Operating loss	(54,695)	(47,163)	(144,570)	(158,894)
Interest income	2,296	179	2,396	1,879
Loss for the period	$(52,399)	$(46,984)	$(142,174)	$(157,015)

Loss per common share
- Basic and diluted	$-	$-	$-	$-

The accompanying notes to the condensed interim financial statements are an integral part of these statements.

3

FEC RESOURCES INC.
CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
Expressed in United States Dollars
UNAUDITED

For the nine months ended September 30, 2020

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2020	$16,732,397	$3,058,063	$(18,155,082)	$1,635,378
Total comprehensive loss for the period	-	-	(142,174)	(142,174)
Shares issued pursuant to rights offering, net	720,562	-	-	720,562
Shares issued for debt	170,111	-	-	170,111
Balance Sept. 30, 2020	$17,623,070	$3,058,063	$(18,297,256)	$2,383,877

For the nine months ended September 30, 2019

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2019	$16,732,397	$3,058,063	$(17,725,734)	$2,064,726
Total comprehensive loss for the period	-	-	(142,597)	(142,597)
Balance Sept. 30, 2019	$16,732,397	$3,058,063	$(17,868,331)	$1,922,129

The accompanying notes to the condensed interim financial statements are an integral part of these statements.
4

FEC RESOURCES INC.
CONDENSED STATEMENTS OF CASH FLOWS
Expressed in United States Dollars
UNAUDITED

Sept. 30Sept. 30
2020 2019
	Nine Month Period Ended
	Sept. 30, 2020	Sept. 30, 2019

Cash provided by (used in)
OPERATING ACTIVITIES
Loss for the period	$(142,174)	$(157,015)

Non-cash items included in loss
Amortization	118	66
	(142,056)	(156,949)
Changes in working capital related to operating activities
GST Receivables	(973)	464
Receivables	(8,230)	-
Prepaid expenses	(3,047)	(4,629)
Trade and accrued payables	(56,227)	(6,631)
Net cash used in operating activities	(210,533)	(167,745)

FINANCING ACTIVITIES
Issuance of shares pursuant to rights offering (Note 7 (i))	846,750	-
Deferred transaction costs (Note 7 (i))	(86,807)	-
Net cash provided by financing activities	759,943	-

INVESTING ACTIVITIES
Loan to Forum Energy Limited including interest (Note 5)	(346,202)
Net cash used in investing activities	(346,202)	-

Net increase (decrease) in cash	203,208	(167,745)
Cash – beginning of the period	42,548	228,991
Cash – end of the period	$245,756	$61,246

The accompanying notes to the condensed interim financial statements are an integral part of these statements.
5

FEC RESOURCES INC.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
September 30, 2020
(Stated in United States Dollars)

Note 1  Corporate Information

FEC Resources Inc. (“FEC” or the “Company”) was incorporated under the laws of Alberta, Canada and is a holding Company with an interest in Forum Energy Limited (“FEL”).  The Company is traded in the United States on the OTC Pink (“OTC Pink”), having the symbol FECOF.

As at September 30, 2020, the Company had a 6.8% interest in FEL.

The principal address of the Company is Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5. The Company’s ultimate parent company is PXP Energy Corporation (formerly Philex Petroleum Corporation) (“PXP”) with a registered office at 2/F LaunchPad Reliance corner Sheridan Streets, Mandaluyong City, Philippines 1550.

Note 2  Basis of Preparation

a)	Statement of Compliance

These condensed interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and have been prepared using the same accounting policies and methods as were used for the Company’s Annual Financial Statements for the year ended December 31, 2019.  These condensed interim financial statements should be read in conjunction with the Company’s annual financial statements dated December 31, 2019.

The condensed interim financial statements were authorized for issue by the Board of Directors on November 27, 2020.

b)	Basis of Measurement

The financial statements have been prepared on a historical cost basis and are presented in United States dollars, which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.
6

FEC RESOURCES INC.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
September 30, 2020
(Stated in United States Dollars)

Note 2  Basis of Preparation (continued)

c)	Nature of Operations and Going Concern

As a holding company with an interest in FEL, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations. In addition, there are risks associated with FEL’s stage of operations and the foreign jurisdiction in which it or FEL may operate or invest. The Company has identified certain risks pertinent to its investment which will determine the economic viability of developing FEL’s assets including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic, political and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk.
The Company has an accumulated deficit since inception of $18,297,256.
Management considers that the current economic environment is difficult and the outlook for holding companies invested in oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. To the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in FEL to PXP under terms that are consistent with the best interests of shareholders, in order to finance its operations. The Company has been successful in disposing quantities of its shareholdings in FEL in previous fiscal years. However, there can be no assurance the Company will continue to be able to dispose of quantities of its shares in FEL under suitable terms.  Currently management has no plans to sell any additional FEL shares.

Since the delisting of FEL from the London Stock Exchange in 2015, there is no liquidity via a public market for the FEL shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEL, the Company may not be able to obtain information necessary to facilitate a wider sales process of FEL shares and may be reliant on the shareholders of FEL for the disposition of any of its FEL shares.

Following the successful completion on July 31, 2020 of a Rights Offering, details of which are set out in Note 11 below, the Management considers the Company to be a going concern in the short term but there is no certainty that the Company will be able to continue as a going concern past 2021.
7

FEC RESOURCES INC.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
September 30, 2020
(Stated in United States Dollars)

Note 3  Summary of Significant Accounting Policies and Critical Accounts Estimates and Judgments

These interim condensed financial statements have been prepared using the same accounting policies and methods of computation as the annual financial statements for the year ended December 31, 2019. In addition, these interim condensed financial statements have been prepared using the same critical accounting estimates and judgments as the annual financial statements for the year ended December 31, 2019. Accordingly, the interim condensed financial statements should be read in conjunction with the financial statements for the year ended December 31, 2019.

Note 4  Standards, Amendments and Interpretations

The Company has prepared its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of September 30, 2020.

New IFRS standards and interpretations or changes to existing standards with future effective dates are either not applicable or not expected to have a significant impact on the financial statements of the Company.

Note 5  Investment in Forum Energy Limited (“FEL”)
(i)	The investment in FEL is summarized as follows:

	Shares	Amount
Balance December 31, 2019	5,500,000	$1,650,000
Balance September 30, 2020	6,117,238	$1,835,111

As at September 30, 2020 the Company’s interest in FEL was 6.80% (December 31, 2019 – 6.80%).

8

FEC RESOURCES INC.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
September 30, 2020
(Stated in United States Dollars)

Note 5  Investment in Forum Energy Limited (“FEL”) (continued)
FEL’s assets consist of interests in various petroleum service contracts (SC) in the Philippines, the most significant of which in terms of Prospective Resources is SC 72. On December 15, 2014, the Philippine Department of Energy (“DOE”) granted a force majeure on SC 72 because the contract area falls within the territorial disputed area of the West Philippine Sea. Under the terms of the force majeure, all exploration work at SC 72 was immediately suspended until the DOE notified PXP that it could re-commence exploration.  On October 19, 2020, FEL received a letter from the DOE lifting the force majeure and directing FEL to resume exploration activities on SC 72.
On April 14, 2020 FEL completed a fund raising of $2,500,000 which was achieved by FEL issuing new shares at a price of $0.30 each.

In advance of the Company’s Rights Offering, PXP paid the Company’s share of FEL’s financing thus allowing the Company to maintain its 6.8% interest in FEL at a cost of approximately $170,111.  During the quarter, this advance was settled by the issuance of new common shares from treasury at the same price as the Rights Offering price.
On August 7, 2020 the Company increased its investment in FEL by purchasing 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan is unsecured, due on December 31, 2021 and bears interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis. For the period ended September 30, 2020 accrued interest earned was $2,275.
(ii)	Determination of fair value
The investment in FEL represents an investment in a private company for which there is no active market and for which there are no publicly available quoted market prices.   The Company has classified its investment in FEL as Level 3 in the fair value hierarchy.

For purposes of determining fair value of the investment in FEL, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in FEL, management considered the fair value of $1,835,111 to be indicative of the fair value of the investment in FEL as there have been no material changes in the circumstances that would change management’s assessment of fair value.

There were no transfers between level 3 and the other levels in the hierarchy during the period ended September 30, 2020.

9

FEC RESOURCES INC.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
September 30, 2020
(Stated in United States Dollars)

Note 6  Related Party Balances and Transactions

(i)
On January 22, 2020, the Company received $150,000 from its parent company, PXP Energy Corporation (“PXP”), as a working capital loan. The loan was non-interest bearing, unsecured and due on demand; and

(ii)
On April 14, 2020, PXP advanced approximately $170,111 directly to FEL on the Company’s behalf allowing the Company to participate in a fund raising by FEL so that the Company could maintain its 6.8% interest. The advance was considered an advance against the Company’s stock rights offering.

During the quarter, the advance was settled by the issuance of new common shares from treasury at the same price as the rights offering price and the working capital loan was repaid

(iii)
On August 7, 2020 the Company increased its investment in FEL by purchasing 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan is unsecured, due on December 31, 2021 and bears interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis. For the period ended September 30, 2020 accrued interest earned was $2,275.

(iv)	During the nine-month period ended September 30, 2020 general and administrative expenses included key management personnel compensation totaling $51,000 (2019: $36,000).

(v)	During the nine-month period ended September 30, 2020, the Company paid $5,016 for PXP filing fees related to the Right Offering.

Note 7  Share Capital

(i)	Authorized:

The Company is authorized to issue an unlimited number of common shares without par value; and

The Company is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

Issued:

Common Shares	Number	Amount
Balance December 31, 2019	409,143,765	$16,732,397
Shares issued pursuant to rights offering, net	376,333,540	720,562
Shares for debt, net	75,605,066	170,111
Balance September 30, 2020	861,082,371	17,623,070

10

FEC RESOURCES INC.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
September 30, 2020
(Stated in United States Dollars)

Note 7  Share Capital (continued)

On July 31, 2020, the Company closed the Rights Offering receiving gross proceeds of approximately $846,750 and converted into equity the Rights Offering Advance of $170,111 previously received from PXP. This resulted in the Company issuing a total of 451,938,606 new shares. Total transactions costs related to the rights offering were $126,188.

No preferred shares have been issued since the Company’s inception.

(vi)	Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include Contributed Surplus and Deficit.

Contributed Surplus is used to recognize the value of stock option grants prior to exercise.

Deficit is used to record the Company’s change in deficit from earnings and losses from period to period.

Note 8  Loss Per Share

Weighted Average Number of Common Shares

	Sept. 30, 2020	Sept. 30, 2019
Weighted average number of common shares (basic and diluted)	509,757,834	409,143,765

Note 9  General and Administrative Expenses

General and administrative expenses include	Sept. 30, 2020	Sept. 30, 2019
Professional fees	$9,540	$39,898
Bank charges	2,929	2,900
Listing and filing fees	17,010	15,234
Office and miscellaneous	15,936	16,276
Consulting (Note 6)	96,395	81,365
Amortization	118	66
Foreign exchange	2,642	3,155
	$144,570	$158,894

11

FEC RESOURCES INC.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
September 30, 2020
(Stated in United States Dollars)

Note 9  General and Administrative Expenses (continued)

General and administrative expenses include	Three Months Ended Sept. 30, 2020	Three Months Ended Sept. 30, 2019
Professional fees	$5,493	$7,158
Bank charges	996	947
Listing and filing fees	6,709	5,968
Office and miscellaneous	5,620	5,204
Consulting (Note 6)	34,647	27,365
Amortization	87	22
Foreign exchange	1,143	499
	$54,695	$47,163

Note 10  Segmental Reporting

The Company has one reportable operating segment which is primarily the business of exploration and development of oil and gas related opportunities, through companies in which the Company invests.

12

Exhibit 7

FORM 52‑109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE
I, Daniel Carlos, President and Chief Executive Officer of FEC Resources Inc., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of FEC Resources Inc. (the “issuer”) for the interim period ended September 30, 2020.
2.
No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  November 27, 2020
“Daniel Carlos”
Daniel Carlos President and Chief Executive Officer

NOTE TO READER
In contrast to the certificate required for non-venture issuers under National Instrument 52‑109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52‑109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52‑109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)    controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52‑109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 8

FORM 52‑109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE
I, Mark Rilles, Chief Financial Officer of FEC Resources Inc., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of FEC Resources Inc. (the “issuer”) for the interim period ended September 30, 2020.
2.
No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  November 27, 2020
“Mark Rilles”
Mark Rilles Chief Financial Officer

NOTE TO READER
In contrast to the certificate required for non-venture issuers under National Instrument 52‑109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52‑109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52‑109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)    controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52‑109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.